July 19, 2010
By EDGAR Transmission United States Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Washington, D.C. 20549

Attn: John Dana Brown

Re:	Zipcar, Inc.

Registration Statement on Form S-1

Filed June 1, 2010

File No. 333-167220

Ladies and Gentlemen:

On behalf of Zipcar, Inc. (“Zipcar” or the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above (the “Registration Statement”). The Company is filing this Amendment No. 1 in response to comments contained in a letter, dated June 28, 2010 (the “Letter”), from John Dana Brown of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Scott Griffith, Chief Executive Officer of Zipcar. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”) by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in Amendment No. 1.

General

1. We note you have relied on reports from Frost & Sullivan. Please either confirm that the data provided by Frost & Sullivan was not prepared specifically for you in connection with your disclosure and was otherwise generally publicly available for a low or nominal subscription fee or provide a consent under Rule 436.

Response: The Company advises the Staff that it did not commission the Frost & Sullivan reports referenced in the Registration Statement and that no party affiliated with the Company participated in the studies conducted by Frost & Sullivan in connection with the data disclosed. The compensation paid by the Company for the reports consisted of payment of the standard fees charged by Frost & Sullivan to obtain copies of the report.

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

July 19, 2010

Inside Cover Page Artwork

2. Please limit your cover artwork to products and/or services actually owned or provided by you and eliminate graphics intended for your customers, rather than investors. To the extent you retain images of people, confirm that they are your actual employees. Finally, retain only the text which is required, if any, to briefly explain the images.

Response: The Company respectfully submits that the cover artwork depicts the products the Company offers – Zipcars being used by members in their everyday lives – and is not in any way misleading. Although the people used in the artwork are not all employees of the Company, some are actual members. The graphics also illustrate to potential investors the Company’s varied efforts at developing and promoting its brand. The Company also believes that the text is required to explain the images and is consistent with the information included in the body of the prospectus.

Prospectus Summary, page 1

Overview, page 1

3. In addition to discussing your revenues please include your net losses for the most recent audited period and interim stub. Providing that financial snapshot here will assist investors in evaluating the information presented. Similarly provide this disclosure under “Business,” at page 81, where you discuss revenue growth.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to include the Company’s net loss for 2009 and the three months ended March 31, 2010. Please see pages 1 and 85 of the prospectus.

4. We note your discussion regarding Streetcar on pages one and four. Please revise disclosure regarding your plan to use Streetcar as a base for expansion in Europe to disclose the OTF agreement preventing you from integrating your London operations with those of Streetcar until any OFT inquiry is complete, as discussed on page 23.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to include disclosure regarding the Company’s agreement with the Office of Fair Trading. Please see pages 1, 4, 23 and 85 of the prospectus.

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

July 19, 2010

Industry Data, page 5

5. Please revise this section and the discussion on page 32 to remove any disclaimers of accuracy with respect to the industry and market data. Attempts to limit your responsibility for the accuracy and completeness of the information provided in your prospectus are not appropriate.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to delete the “Industry Data” section of the prospectus summary and to remove the disclaimers from the “Industry And Other Data” section. Please see pages 5 and 32 of the prospectus.

Risk Factors, page 9

General

6. Please remove the statement regarding “other risks not currently known to us or that we currently consider immaterial.” All material risks should be discussed in this section. If risks are not deemed material then they should not be mentioned.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 9 of the prospectus.

7. Provide disclosure regarding the risk that you may encounter resistance from businesses and existing car owners as you seek more reserved parking spaces in densely populated areas.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to include an additional risk factor. Please see page 14 of the prospectus.

We have a history of losses, page 9

8. Please revise to discuss your financial condition including your accumulated deficit.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 9 of the prospectus.

The market for car sharing services is becoming increasingly competitive, page 14

9. Please revise to specifically discuss the recent trend in peer-to-peer car sharing.

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

July 19, 2010

Response: The Company respectfully submits that it does not believe that peer-to-peer car sharing programs have matured enough to be classified as competitors. There are only four companies of which the Company is aware that offer peer-to-peer car sharing programs. Three of these companies are located in the United States – Relay Rides, Spridecar and Gettaround—and one is in Europe. The Company believes all of these companies have been in business for less than one year, and in fact, some are merely conducting pilot programs and some are currently operating in only one city. While the Company believes that over time there is an opportunity for peer-to-peer car sharing programs to grow in membership and popularity and potentially be an important complement to car sharing as it is known today, the Company does not currently believe peer-to-peer car sharing programs pose a competitive risk.

Our directors, executive officers and principal stockholders will continue to have substantial control, page 29

10. We note the discussion on page 29 indicating that after this offering, your directors, executive officers and holders of more than 5% of your common stock, together with their affiliates, will beneficially own, in the aggregate, a significant portion of your outstanding common stock. As a result, these stockholders, acting together, would continue to have significant influence over the outcome of matters submitted to your stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of your assets. In addition, these stockholders, acting together, would continue to have significant influence over the management and affairs of your company. Please revise the notes to your audited financial statements to indicate the percentage ownership interest that these parties will hold following completion of the offering and disclose their ability to exercise significant influence or control over the Company’s operations. Refer to the requirements of ASC 850-10- 50-1.

Response: The Company acknowledges the Staff’s comment and notes that ASC 850-10-50-1 provides guidance regarding disclosures of material, related-party transactions, other than compensation arrangements, expense allowances and other similar items in the ordinary course of business. The parties described in page 29 of the prospectus would be related parties; however, the Company advises the Staff that the Company does not have any such transactions with these parties that would require disclosure in the notes to the Company’s audited financial statements for the periods reported in the Registration Statement.

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

July 19, 2010

Use of Proceeds, page 31

11. We note your statement here and one page 27 that “management will have broad discretion in the use of proceeds.” Please clarify whether this discretion relates to the proceeds remaining after the specifically enumerated uses or if the entire proceeds are subject to discretion. If the latter, revise to highlight this fact in the intro to this section and on page 27.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to clarify management’s discretion in the use of proceeds remaining after its required debt repayment. Please see page 31 of the prospectus.

Capitalization, page 33

12. Please revise the introductory paragraph to the capitalization disclosures to indicate that in connection with the offering, the warrants to acquire redeemable preferred shares are being converted into warrants to acquire common shares which will result in their reclassification as stockholders’ equity as disclosed in Note 1 on page F-8 of the Company’s financial statements.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to include the effect of the conversion of warrants to acquire redeemable convertible preferred shares into warrants to acquire common shares. Please see page 33 of the prospectus.

Note 3 – Preliminary Purchase Price Allocation, page 44

13. Based on the disclosures provided in note 3 we are unable to determine how the Company calculated pro forma amortization for the various categories of intangible assets for the year ended December 31, 2009 or the three months ended March 31, 2010. Please tell us and revise Note 3 to disclose the method and significant assumptions used to compute pro forma amortization for each category of intangible assets recognized in connection with the acquisition transaction.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see Note 3 on pages 44 through 46 of the prospectus. The Company supplementally advises the Staff that it has further modified the pro forma amortization disclosure in the Registration Statement, including amortization of member relationships, to update the fair value of the tangible and intangible assets acquired based on a valuation that has since been conducted.

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

July 19, 2010

Note 3 – Preliminary Purchase Price Allocation, page 45

14. As significant assumptions were made in determining the fair value of your common stock and warrants, please revise to clearly explain how the common stock issued as part of the purchase price consideration was valued, including the method and significant assumptions used to arrive at a value of $43.1 million for 8.2 million common shares.

Response: The Company supplementally advises the Staff that, since the previous filing, the Company’s board of directors has conducted a formal valuation of the common stock as of the date of the closing of the acquisition of Streetcar Limited (“Streetcar”). Accordingly, the Company has revised the Registration Statement in response to the Staff’s comment. Please see page 45 of the prospectus. The valuation analysis has been conducted under a probability-weighted expected return method as prescribed by the AICPA Practice Aid. Under this methodology, the fair market value of the Company’s common stock is estimated based upon an analysis of future values assuming various outcomes. The value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available to the Company as well as the rights of each share class. The possible outcomes considered are based upon an analysis of future scenarios as described below:

•	completion of an initial public offering;

•	sale to a strategic acquirer;

•	continuation as a private company; and

•	remote likelihood of dissolution.

The private company scenario and sale scenario analyses use averages of the guideline public company method and the discounted future cash flow method. The Company estimated the enterprise value under the guideline public company method by comparing the Company to publicly-traded companies in the industry group. The companies used for comparison under the guideline public company method were selected based on a number of factors, including the similarity of their industry, growth rate and stage of development, business model and financial risk. The Company also estimated the enterprise value under the discounted future cash flow method, which involves applying appropriate discount rates to estimated cash flows that are based on forecasts of revenue, costs and capital requirements. The Company’s assumptions underlying the estimates were consistent with the plans and estimates that the Company uses to manage the business. The risks associated with achieving the forecasts were assessed in selecting the appropriate discount rates.

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

July 19, 2010

15. We note from the disclosure in Note 3 that warrants to purchase 1.6 million shares valued at $6.5 million and issued in connection with the acquisition of Streetcar have been included as part of the purchase price for the acquisition transaction. Please explain why you believe it is appropriate to reflect the fair value of the warrants issued as part of the purchase price rather than as future compensation expense. As part of your response, please explain how the treatment used complies with the guidance outlined in ASC 805-30-30 (previously paragraphs 43 through 46 of SFAS No. 141R).

Response: In connection with the acquisition of Streetcar, the Company issued shares of common stock and common stock warrants to all of the shareholders of Streetcar, including certain employees, in exchange for their ownership interests in Streetcar. The Company did not issue the warrants in exchange for share-based payment awards held by the employees of Streetcar, and they are not contingent upon the provision of services to the Company. Accordingly, the Company does not believe any portion of the fair value of the warrants issued should be treated as future compensation expense pursuant to the guidance outlined in ASC 805-30-30.

The Company further advises the Staff that the board of directors of the Company has recently updated the valuation for its common stock and warrants as of the close of the acquisition of Streetcar, and, accordingly, the Company has updated the condensed pro forma information and related notes in the Registration Statement to reflect this updated valuation. Please see pages 44 and 45 of the prospectus.

16. Also, we note from the disclosure on page II-3 of the registration statement, that a total of 1,751,657 warrants were issued in connection with the Streetcar acquisition transaction, a portion of which were issued in payment of a transaction fee owed to a majority shareholder. Please tell us how the warrants issued in payment of the transaction fee have been reflected in the pro forma financial information. If no pro forma adjustments have been recognized for the issuance of these warrants, please explain why.

Response: The Company supplementally advises the Staff that it negotiated the acquisition consideration with Streetcar’s shareholders. Independently, Streetcar agreed to pay a fee to its majority shareholder, who also served as a broker on behalf of the Streetcar shareholders in connection with the transaction. The Company was not involved in these discussions. Ultimately, the acquisition consideration paid by the Company was divided among the Streetcar shareholders to reflect the transaction fee agreed to between

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

July 19, 2010

this majority shareholder and the remaining Streetcar shareholders, as directed. The Company was not involved in these discussions. Accordingly, the Company treated the entire consideration, including warrants issued to the majority shareholder, as purchase consideration and hence, no separate adjustments were made to the pro forma presentation.

17. We note from the purchase price allocation that a significant portion of the purchase price will be allocated to goodwill. Please add disclosure to describe the primary reasons for the acquisition transaction and the factors that gave rise to the recognition of the goodwill expected to be recognized, such as synergies from combining the operations of the companies, intangible assets that do not qualify for separate recognition (for example, an assembled workforce) or other factors. Refer to the guidance outlined in ASC 805-30-50-1 (paragraph 68(e) of SFAS No.141R).

Response: The Company advises the Staff that goodwill has resulted from expected synergies from the transaction, including marketing associated with a single brand, a common technology platform and reduced administrative costs. The Company also includes assembled workforce in goodwill. The Company has disclosed the reasons for the acquisition on page 38 of the prospectus. In addition, the Company has revised the Registration Statement in response to the Staff’s comment to disclose the factors that gave rise to the recognition of the goodwill. Please see page 44 of the prospectus.

18. We note that the valuation of intangible assets acquired was based on the Company’s management preliminary estimates, currently available information and reasonable and supportable assumptions and was determined primarily through the use of a discounted cash flow method. Supplementally advise us and add disclosure to clearly describe the significant assumptions used in your valuation for each category of identifiable intangible assets. As part of your response, specifically address why only a small amount was allocated to the tradename. For example, your filing indicates that Streetcar’s larger member base, greater number of vehicles and greater brand recognition in London may present considerable challenges to you with respect to successfully integrating them into your operations. Please describe how this or any other factors impacts the tradename allocation.

Response: The Company supplementally advises the Staff that, based on a preliminary valuation, the Company measured the value of Streetcar’s intangible assets using a combination of the income approach and the cost approach. For the assembled workforce and parking spaces in place, the Company used the cost approach, which included certain lost opportunity costs; key assumptions included the cost to acquire and train the workforce and the time and expected costs to acquire parking spaces. To value the member relationships, the Company used the income approach, specifically, a variation of the discounted cash-flow method known as the multiperiod excess earnings method; key assumptions included the future revenue and costs attributable to existing members and their expected attrition rates. To value the non-compete agreements, the Company used a comparative business valuation method; key assumptions included the probability of the individuals in question competing and the impact of such competition on the business. The relief from royalty method, which considers

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

July 19, 2010

both the market approach and the income approach, was used to value the Streetcar trade name; key assumptions included the future revenue attributable to this trade name and a market-based royalty rate. Further, all future cash flows in applicable valuations have been discounted at an estimated discount rate. The Company believes these methods and assumptions were appropriate because of the lack of comparative market sales data required for the market approach when measuring the value of these assets.

The Company believes that the Streetcar trade name is well known in the Company’s market within the United Kingdom and therefore has value. However, as part of its integration strategy, the Company intends to phase out the use of the Streetcar trade name. In reviewing the likely market participants that would also consider acquiring Streetcar, the Company believes they would likely be of a size and have brand recognition similar to the Company’s and would likely also phase out the use of the Streetcar name, with the market participant’s trade name becoming the prominent brand within less than eighteen months. Given this factor, we estimated that the trade name would be phased out over approximately two and one-half years and would therefore significantly reduce the value allocated to it within the purchase price allocation.

19. Furthermore, supplementally advise us and add disclosure to describe your basis for assigning the useful lives to each category of intangible assets. We may have further comment upon reviewing your response.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 45 of the prospectus.

Note 4. Pro Forma Adjustments, page 45

20. Refer to footnote (A)- Supplementally advise us and revise footnote (A) to explain in further detail how these amounts were calculated or determined. As part of your response and your revised disclosure, please describe how Streetcar’s accounting policy changed to conform to Zipcar’s accounting policy and disclose any significant assumptions used in your computations.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to expand Item (A) to include a description of the conformity to the accounting policies. Please see page 47 of the prospectus.

21. Refer to footnote (B) and (F)- Supplementally advise us and revise footnote (B) to indicate if this amount represents all acquisition-related costs that are being eliminated as they will not have a continuing impact on the combined results. As acquisition-related transaction costs should not be included as part of the purchase price but should be expensed as incurred

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

July 19, 2010

pursuant to ASC 805-10, supplementally advise us and expand your disclosure in footnote B to describe how you calculated the amounts that you’ve indicated have been included in the balance sheet and indicate whether there may be any additional amounts that have not been included in adjustment (F). Finally, describe the nature of the costs comprising these amounts. We may have further comment upon reviewing your response.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to revise Item (B) to disclose that all acquisition-related transaction costs have been expensed and have not been included as a component of consideration in accordance with applicable guidance, and that such acquisition costs have been eliminated since they will not have a continuing impact on the combined results of the Company and Streetcar. The Company has revised the Registration Statement in response to the Staff’s comment to revise Items (B) and (F) to describe the nature of the costs comprising these amounts. Such costs include legal, accounting, due diligence, regulatory fees and other professional fees. Please see pages 47 and 48 of the prospectus. The Company has revised the Registration Statement in response to the Staff’s comment to further revise Item (F) to clarify the acquisition costs included in the balance sheet and future acquisition costs expected to be incurred. Please see page 48 of the prospectus.

22. Refer to footnote (D)- Supplementally advise us and revise footnote (D) to describe the amounts of the debt obligations on which pro forma interest expense adjustments were determined. Also, revise to disclose the significant assumptions used to compute the interest eliminated on a shareholder loan that was paid off upon the closing of the acquisition.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to revise Item (D) to include the amounts of the debt obligations on which the pro forma interest expense adjustments were determined. Please see page 47 of the prospectus.

The Company supplementally advises the Staff that there were no assumptions made for the interest eliminated because such interest was equal to the actual interest expenses incurred by Streetcar.

23. Refer to footnote (G) – Supplementally advise us and revise footnote (G) to explain how this amount was calculated. As part of your response and your revised disclosure, please describe how Streetcar’s policy changed to conform to Zipcar’s applicable accounting policy and disclose the significant assumptions used in your computations.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to refer the reader to Item (A) in Item (G) where the Company has provided the disclosure requested by the Staff’s comment. Please see page 48 of the prospectus.

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

July 19, 2010

24. Refer to footnote (J) – Supplementally advise us and revise footnote (J) to describe why deferred revenue is being eliminated as part of the pro forma balance sheet adjustments.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to modify the disclosure in Item (K) to disclose the reasons for the elimination of deferred revenue. Please see page 48 of the prospectus. The Company supplementally advises the Staff that deferred revenue as of the acquisition date consisted of cash received from Streetcar members for upfront payment of annual membership fees. As the Company determined that there are no material performance obligations with respect to the deferred revenue remaining as of the acquisition date, the Company has eliminated this deferred revenue in the pro forma balance sheet.

Note 5. UK GAAP to US GAAP Adjustments, page 48

25. Please revise to include a reconciliation of the unaudited statement of operations for Streetcar for the three months ended March 31, 2010 prepared in accordance with UK GAAP and in pounds sterling to the statement of operations under US GAAP and in US dollars similar to that provided for the year ended December 31, 2009.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to include in note 5 a reconciliation of the unaudited statement of operations for Streetcar for the three months ended March 31, 2010 under US GAAP and in U.S. dollars similar to that provided for the year ended December 31, 2009. Please see page 50 of the prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 54

26. Please add disclosure to describe the specifics of the investment in Avancar, and your accounting for the acquisition of this investment.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to include additional details of its investment in Avancar. Please see page 57 of the prospectus.

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

July 19, 2010

Critical Accounting Policies page 56

27. We note your section on critical accounting policies. It appears that the items included are a mere repetition of your Significant Accounting Policies section. Pursuant to FR-60, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. In making disclosures under FR-60, registrants need not repeat information that is already included in the financial statements or other sections of the filing. In this regard, please expand your discussion of your various critical accounting policies to provide further insight into the methods and significant assumptions used and consider providing a sensitivity analysis explaining how changes in assumptions or the use of different assumptions could impact your conclusions.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to expand its disclosure of critical accounting policies to provide further insight into the methods and significant assumptions used and to provide a sensitivity analysis explaining how changes in assumptions or the use of different assumptions could impact the Company’s conclusions. Please see page 59 of the prospectus.

Revenue Recognition, page 56

28. We note that periodically, new members are offered driving credits as an inducement to joining Zipcar. These driving credits generally expire shortly after a new member joins Zipcar. These driving credits are treated as a deliverable in the arrangement, and a portion of the annual fee received is allocated to such credits, based on relative fair values of each deliverable, and recorded as revenue upon usage of such credits or upon expiration, whichever is earlier. Supplementally advise us and expand your disclosure to indicate the reasons why you determined it is appropriate to treat such credits as a separate deliverable pursuant to the guidance in ASC 605-25-25-5. As part of your response, please discuss the criteria that are met in order to treat them as a separate unit of accounting, and discuss the significance of the Company’s performance obligation with respect to the credits in detail. We may have further comment upon reviewing your response.

Response: The Company supplementally advises the Staff that driving credits provided at the time a new member joins will allow the member to operate the Company’s vehicles without paying for the usage of the vehicle until the credits are exhausted. Accordingly, the Company believes that the credits provided constitute a deliverable on the Company’s part and have a value to the customer on a standalone basis. These credits are reflected as dollar amounts available in a member’s account to offset usage charges at the stated hourly or daily rates and therefore represent objective and reliable evidence of fair value.

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

July 19, 2010

The Company believes this treatment of driving credits is in accordance with ASC 605-25-25-5 which provides:

In an arrangement with multiple deliverables, the delivered item or items shall be considered a separate unit of accounting if all of the following criteria are met:

a.	The delivered item or items have value to the customer on a standalone basis. The item or items have value on a standalone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s).

b.	There is objective and reliable evidence of the fair value of the undelivered item(s).

c.	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the vendor.

The Company’s performance obligations relative to the credits offered include the obligations to provide usage of the vehicles. As the members use the vehicles at the standard rates, the vehicle usage is billed to the member and offset by available credits. However, if a member does not use any or all of the available credits before their expiration date, then the performance obligations expire and revenue is recorded.

The Company has expanded its disclosure in the Registration Statement to include the criteria for separate unit of accounting. Please see page 60 of the prospectus.

Valuation of Long-Lived and Intangible Assets, Including Goodwill

29. We note that goodwill represents 41-46% of your total assets for each period presented. You also indicate that you concluded that the fair value of the applicable reporting unit, as determined by management using assumptions and estimates based on current market data and financial data available at the time, significantly exceeded the net assets, including goodwill assigned to that reporting unit. In light of the significance of goodwill, your ongoing losses, the fact that even though your membership increased, your revenue per member decreased due to the impact of the economy, supplementally provide us with your calculations and assumptions that support the fair value of each reporting unit at the date of your most recent goodwill impairment analysis. In addition, expand your disclosure and supplementally provide the following information:

•	Description of the methods and key assumptions (including specific revenue and cost increases) used and how the key assumptions were determined;

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

July 19, 2010

•	Discussion of the degree of uncertainty associated with the key assumptions;

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions; and

•	A comparison between projections included in your analysis, and actual results to date.

Response: The Company advises the Staff that goodwill generated from the Flexcar acquisition is included in the Company’s U.S. reporting unit. Accordingly, the Company compared the fair value of the U.S. reporting unit against the net assets, including goodwill, of the U.S. reporting unit. As of December 31, 2009, the fair value of the Company was $252 million. The Company determined this fair value under the probability-weighted expected return method, as discussed on page 61 of the prospectus. A portion of the fair value (91.6% or $231 million) of the Company was allocated to the U.S. reporting unit based on the revenue derived from that reporting unit. The Company believes that the allocation of the fair value to the reporting units based on revenue was reasonable since the valuation of comparable companies was determined in part using a multiple of revenue and the most significant driver in the Company’s discounted cash flows is also revenue. The Company then compared the $231 million fair value allocated to the U.S. reporting unit against $65 million of net assets, including goodwill, associated with the U.S. reporting unit and determined that there was no impairment.

The Company supplementally advises the Staff that the Company has made key assumptions in the fair value calculations described above. The primary assumptions are the Company’s future revenue growth and cost structure. Management estimated the future revenue growth to be between 26% and 29%, based on historic growth rates and trends achieved for existing markets and the assumption of two new markets per year beginning in 2011. The Company’s cost structure assumptions are also built off historical trends and its expectations for operational efficiencies and inflation on a line item basis. Where appropriate, the trends of the Company’s more established markets were used as a guide for the development of less developed and new markets. The assumptions include the leveraging of certain centralized corporate costs over time as investments in areas, such as engineering, marketing, legal, IT and finance, are spread over a growing membership and revenue base.

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

July 19, 2010

Although several of the assumptions are based on historical trends, the degree of uncertainty associated with these assumptions increases as the projections extend into the future. Accordingly, the Company has also estimated discount rates which take into account the degree of risk of not meeting the future operating plan. Expected dates of future liquidity events, such as a sale, merger or IPO, and the probability of such events occurring also contribute to the assumptions made in the valuation of the Company’s common stock. The fair value of $231 million allocated to the U.S. reporting unit is significantly higher than the net assets, including goodwill, associated with that reporting unit. Accordingly the Company believes that it is not probable that a shortfall in meeting the projected results will be so significant to cause an impairment.

The assumptions used in the December 31, 2009 valuation of the Company’s common stock included revenue growth of 30% for the first half of 2010 as compared to the first half of 2009 and a net loss of $1.4 million. Due to the acquisition of Streetcar in April 2010, there were a number of important changes to the Company’s revenues and costs both in connection with that operation itself and the associated deal and financing costs, which complicate a comparison of year to date actual results to these projections. Eliminating the revenue associated with Streetcar, the Company’s revenue was approximately 98% of the revenue assumed in the valuation projections.

Stock-Based Compensation, page 58

30. We note that the Company granted stock options to acquire 1,125,000 shares of common stock in 2009 and 1,593,500 in 2010 at exercise prices ranging from $2.55 to $4.37 during 2009 and the first quarter of 2010. We also note that the Company determined the fair values of the options to acquire the Company’s common shares to be in the range of $1.15 to $2.55 per share based on the Black- Scholes option pricing model. To the extent that the expected pricing of the Company’s common shares in its planned initial public offering exceeds the estimated fair value of the Company’s common as indicated by the valuations prepared by management, please revise MD&A to include a discussion of each significant factor that contributed to the difference between the fair value of the Company’s common shares during 2009 and 2010 and the expected public offering price.

Response: The Company and the underwriters have not yet determined the pricing of the common shares in the public offering. Once the Company and the underwriters determine the expected pricing, the Company will revise the prospectus to include an appropriate discussion regarding the difference between the fair value of the Company’s common shares during 2009 and 2010 and the expected public offering price.

Comparison of Revenues, pages 64 and 66

31. Please revise to quantify the total amount of revenue increase and decrease attributed to new membership vs. changes in usage revenue per member to enable the reader to better evaluate your results.

Response: The Company notes it has disclosed the Company’s member numbers and revenue per member on a quarterly basis in the “Management’s Discussion and Analysis of Financial Condition” on page 75 of the prospectus to provide additional insight into the Company’s revenue growth. The change in revenue per member on a quarter-to-quarter basis is presented on page 75. However, the Company believes that providing the amount of revenue increase or decrease attributable to new members vs. a change in usage revenue per member would be potentially

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

July 19, 2010

confusing to a prospective investor. The change in usage revenue per member is affected by factors such as acquisitions of other car sharing firms, the shifting mix of revenues between existing markets based on disparate growth rates and fluctuations in currency exchange rates. Additionally, the quantification of exact dollar impacts would depend on the order in which factors are held constant or made variable; for many readers, the description of a co-variable element would be confusing. The Company believes that the approach it has taken allows the Company the flexibility of providing a meaningful description of revenue fluctuations in future periods depending on the specific facts and circumstances.

Liquidity and Capital Resources, page 74

32. Please provide further disclosure regarding any known trends, demands, commitments, events or uncertainties that could result in your liquidity and capital resources materially changing. For example, please discuss impacts on your liquidity and capital resources from:

•	Planned use of the ABS facility;

•	The proceeds of this offering;

•	The use of proceeds of this offering to pay down debt; and

•	The expansion of your systems and infrastructure, as discussed on page 10.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 78 of the prospectus.

33. Please name the financial institutions that you have loan agreements with or advise.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 78 of the prospectus.

Contractual Obligations, page 78

34. Please reconcile the contractual obligations associated with your long-term debt disclosed in the table at the top of page 78 with the amounts disclosed in Note 8 on page F-26 of the Company’s financial statements. The operating and capital lease amounts disclosed in the table should be similarly reconciled to the contractual amounts disclosed in Note 9. Also, please note that the table of contractual obligations is to be presented as of the latest fiscal year end balance sheet date presented in the Company’s financial statements pursuant to Item 303(a)(5) of Regulation S-K.

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

July 19, 2010

Response: The Company has revised the Registration Statement in response to the Staff’s comments to reconcile the applicable items and to present the information in the contractual obligations table as of December 31, 2009. Please see pages 82 and F-26 of the prospectus.

Quantitative and Qualitative Disclosures About Market Risk, page 79

35. We note the disclosure indicating that your debt portfolio is comprised of a combination of fixed and floating rate borrowings. Please revise to include the quantitative disclosures required about this market risk in one of the suggested formats outlined in item 305(a)(1) of Regulation S-K.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 83 of the prospectus.

36. Similarly revise your foreign exchange risk disclosures to include the quantitative disclosures required by Item 305 of Regulation S-K in one of the suggested formats described in Item 305(a)(1) of Regulation S-K. In the event amounts are immaterial, specifically state so.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 83 of the prospectus.

Business, page 80

Overview, page 80

37. We note your statement on page 80 that customers “have the flexibility to choose the make, model, type and even the color of the Zipcar they want based on their specific needs and desires” to clarify the extent to which selections may be limited to the vehicles available in a customer’s area. We note similar disclosure on page 85. With respect to this comment and other comments relating to the business section, please also revise the prospectus summary as appropriate.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 1, 84 and 87 of the prospectus.

38. We note your disclosure on page 81 that “[w]e currently estimate that 10 million driving age residents, business commuters and university community members live or work within a short walk of a Zipcar.” Please revise to clarify whether you consider this population to be your potential market. Conversely, if you do not believe that most or all of this entire population is your potential market, please so state.

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

July 19, 2010

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 2, 85 and 91 of the prospectus.

Evolution of Care Ownership, page 81

39. Please delete the quote by Bill Ford.

Response: The Company respectfully submits that the quotation by Mr. Ford is helpful to the reader’s understanding of how car ownership has evolved throughout the 20th century. The Company believes the quotation, which appeared in a publicly-available magazine article, supports the Company’s views regarding the changing nature of car ownership and the view that car sharing has evolved as a viable alternative to private car ownership. The Company advises the Staff that prior to filing the Registration Statement, it obtained permission from Mr. Ford to include his statement in the prospectus.

Transportation Challenges in Cities and University Communities, page 81

40. We note the paragraph on page 82 titled “For Urban Residents Who Own Cars.” It is unclear whether you market your services as a supplement to current vehicle owners or whether current vehicle owners dispose of their vehicles in light of the services you offer. Additionally if you market your services as a supplement it is unclear how this provides a solution for the problems described in this paragraph.

Response: The Company advises the Staff that it is describing in this section the different challenges faced by those who own cars and who do not own cars in urban areas to demonstrate the need for more effective alternatives, such as those that the Company provides. The purpose of describing the challenges of urban residents who own cars is to highlight the advantages for those residents, or others who would otherwise consider the purchase of a car, of using a car sharing service instead. Those advantages could be realized either by selling an existing car or choosing not to buy one. Further, in some cases, those who own a car choose to use the Company’s service for specific activities, such as moving to a new apartment, or instead of owning a second car.

Global Trends Supporting Car Sharing, page 83

41. We note your statement on page 83 that “[a]ccording to the United Nations, the percentage of the world’s population living in cities reached 49% in 2005 and is expected to rise

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

July 19, 2010

to 59% by 2030.” Please clarify what portion of this growth will involve potential customers. We note that you currently serve cities in wealthy nations. Please address what percentage of this growth is expected to be represented by developing regions.

Response: The Company believes that the global trend of increasing urbanization will support an increase in the overall car sharing market as more urban residents seek alternatives to car ownership. The expected growth of the world’s population living in cities from 49% in 2005 to 59% in 2030 cited by the United Nations study highlights this potential opportunity. The Company cannot accurately predict what portion of this growth will involve potential customers. Any urban resident with a valid driver’s license, business or government agency is a potential Zipcar member. The Company is simply providing evidence of a global trend that the Company believes will support increased demand in car sharing markets.

As the Staff notes, the Company currently operates in developed nations. The urban population proportion in these countries is expected to increase substantially. In particular, the percentage of populations living in cities in both North America and Europe, where the Company currently has a presence, is expected to grow 6% (from 81% in 2005 to 87% in 2030 for North America and from 72% in 2005 to 78% in 2030 for Europe). As such, the Company believes that during the aforementioned period, the growth of its potential customer base will reflect the overall increase in the world’s urban population.

In addition, as part of its growth strategy, the Company intends to expand into new international markets, which will include developing regions. The Company believes certain cities in Asia (such as in India and China) have the potential to be attractive car sharing markets based on their large, dense populations, including a growing middle-class, strong potential for public transportation infrastructures and other characteristics. China’s urban population proportion is expected to increase by 19% (from 43% in 2005 to 62% in 2030), and India’s urban population proportion is expected to increase by 11% (from 29% in 2005 to 40% in 2030). Therefore, these developing regions represent attractive growth opportunities for the Company.

Market Opportunity, page 84

42. We note your disclosure on page 84 that “the consumer price index in the top ten cities in the United States has risen by an average of 29% since 1999.” With a view to disclosure please tell us what the increase in the consumer price index was for the country as a whole during this period.

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

July 19, 2010

Response: The Company has revised the Registration Statement in response to the Staff’s comment to provide a different data point in this section. Please see page 88 of the prospectus.

Competition, page 84

43. We note your reference to “a growing number of for-profit and not-for-profit operators” on page 85. Please discuss the recent trend in peer-to-peer car sharing programs.

Response: Please see the Company’s response to the Staff’s comment 9.

Our Member Experience, page 86

44. Please delete the references to Netflix, iTunes and Kindle.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 91 of the prospectus.

Our Operations and Fleet Management, page 89

45. Explain how your planned asset-backed financing model will allow you to add vehicles “more cost-effectively than [y]our current leasing arrangements.”

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 94 of the prospectus.

Sales and Marketing, page 90

46. Please revise to clarify how you “actively monitor consumer sentiment on social media.”

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 94 of the prospectus.

Legal Proceedings, page 91

47. Please disclose the “certain fees” subject to the putative class action complaint filed by Ryan Blay. Additionally state the amount of damages sought.

Response: The Company has revised the disclosure on pages 20, 95 and F-28 to note that the class action complaint was dismissed in its entirety, without prejudice, in June 2010. The Company believes that any additional disclosure is unwarranted, based upon this dismissal.

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

July 19, 2010

Management, page 92

48. Please revise to disclose the business experience of Mr. Goldfinger between December 2006 and March 2007, Mr. Norman between November 2005 and June 2006, and Mr. Kenney between June 2009 and April 2010.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 96 and 98 of the prospectus.

Director Independence, page 95

49. We note your disclosure that your board intends to review the independence of each director. Pleases revise to identify each independent director and each director that is a member of the compensation, nominating or audit committee that is not independent under such committee independence standards.

Response: The Company anticipates that its board of directors will complete its independence review in late July 2010. The Company intends to include the independence disclosure in response to the Staff’s comment in an amendment to be filed following this review.

Executive Compensation, page 99

50. We note that you provided information for your CEO, CFO and one other individual. Please note that Item 402(a)(3)(iii) requires disclosure for the registrant’s three most highly compensated executive officers other than the PEO and PFO who were serving as executive officers at the end of the last completed fiscal year and Item 402(a)(3)(iv) requires disclosure for up to two additional individuals for whom disclosure would have been provided pursuant to Item 402(a)(3)(iii) but for the fact that the individual was not serving as an executive officer of the registrant at the end of the last completed fiscal year. Please revise your disclosure accordingly or please advise. Similarly revise your beneficial ownership table as appropriate.

Response: The Company informs the Staff that for the year ended December 31, 2009, it had only three executive officers: the Company’s chief executive officer, chief operating officer and chief financial officer. The Company’s fourth executive officer, Mr. Weisberg, who serves as the Company’s chief marketing officer, joined the Company in January 2010. The Company has included 2010 compensation information for Mr. Weisberg in the prospectus as appropriate.

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

July 19, 2010

51. We note your disclosure on page 100 that apportionment goals do not control compensation decisions, and that your compensation committee “does not have any policies for allocating compensation between long-term and short-term compensation or cash and non-cash compensation.” Although you did not apply apportionment goals “rigidly” to allocate compensation elements, please provide an explanation of the amount of salary and cash bonus in proportion to total compensation.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 105 of the prospectus.

52. We note your statement on page 100 that your mix of compensation elements is designed to reward recent results and “motivate long-term performance through a combination of cash and equity incentive awards.” However it appears that you did not grant any long-term equity incentives or any equity based awards during 2009. Please revise to explain.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 105 of the prospectus.

53. We note on page 102 that “[a]nnual cash bonuses are intended to reward our executives for the achievement of corporate strategic, operational, financial and individual goals.” You disclose the maximum payouts and list how each target is weighted. However you do not disclose the target amounts. Please revise to disclose the specific performance targets used to determine annual cash bonuses and the actual performance relative to those targets. Alternatively, provide a supplemental analysis as to why it is appropriate to omit these targets. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. The Company respectfully submits that it believes that Instruction 4 to Regulation S-K item 402(b) is applicable to the performance criteria described under the “Executive Compensation” section of the Registration Statement because the quantitative financial targets incorporated into the executive annual bonus plan are sensitive and confidential financial data, the disclosure of which would result in competitive harm to the Company. Disclosure of the annual revenue and earnings targets, which reflect management’s internal views on certain financial metrics, would provide competitors with valuable insight into the Company’s financial projections for 2010. The Company treats these internal financial performance targets as

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

July 19, 2010

confidential, has not in the past disclosed them publicly and does not plan to do so in the future. In addition, the Company notes that if its internal financial forecasts were made public and the Company failed to attain these forecasts for a particular fiscal period, that fact could be used against the Company by its competitors or investors.

54. We note on page 106 that you do not provide a Grants of Plan-Based Awards Table, stating that “[w]e did not grant options or other plan-based awards to any of our named executive officers during 2009.” However it appears that you granted annual cash bonuses as part of a non-equity incentive plan as defined in Item 402(a)(6)(iii) and we note that you report these amounts as non-equity incentive plan compensation in the Summary Compensation Table. Please revise to provide disclosure in a Grants of Plan-Based Awards Table or advise.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 110 of the prospectus. The Company respectfully submits that its disclosure does not warrant a table as the table would only be duplicative of the table immediately preceding this section.

Risk Considerations in our Compensation Program, page 105

55. We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe to us the process you undertook to reach the conclusion that disclosure is not necessary.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 109 of the prospectus.

Certain Relationships and Related Person Transactions, page 115

56. For each transaction shown please disclose the name of the related persons.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 119 of the prospectus.

57. Please advise as to the meaning of your statement regarding transactions “specifically contemplated by provisions of Zipcar’s certificate of incorporation or bylaws” on page 117.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to remove the statement. Please see page 121 of the prospectus.

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

July 19, 2010

Principal and Selling Stockholders, page 118

58. Please advise as to whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.

Response: The Company advises the Staff that it does not yet know the identity of the selling stockholders. The Company will, therefore, provide the requested information when available.

Description of Capital Stock, page 120

59. We note the statement that “Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable.” This is a legal conclusion that the company is not qualified to make. Please attribute this to counsel and file counsel’s consent to be named in this section.

Response: The Company has revised the Registration Statement in response to the Staff’s comment to remove the statement. Please see page 124 of the prospectus.

Warrants, page 121

60. We note the disclosure in the second paragraph on page 121 indicating that at May 15, 2010, the Company had outstanding warrants to purchase an aggregate of 3,472,643 shares of common stock at a weighted average exercise price of $2.69. Please reconcile the number of outstanding warrants disclosed on page 121 with the 1,327,450 warrants at March 31, 2010 disclosed in Note 8 on page F-21. As part of your revised disclosure, please disclose the nature and terms of all transactions in which the Company issued stock warrants during the periods presented in the Company’s financial statements and explain how the warrants were valued and accounted for in the Company’s financial statements. Also, please revise the notes to the Company’s financial statements to include all of the disclosures required by Rule 4-08(i) of Regulation S-X with respect to the Company’s outstanding common stock warrants.

Response: The Company has revised the Registration Statement in response to the Staff’s comments to disclose warrant issuances between March 31, 2010 and June 30, 2010. Please see page 125 of the prospectus. The warrants were issued in connection with the acquisition of Streetcar and the Company’s debt financings.

The Company refers the Staff to note 8 of its consolidated financial statements for a discussion of the terms, assumptions and other relevant details of the warrants, including related accounting treatment. Please see pages F-25 and F-26 of the prospectus.

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

July 19, 2010

The Company has revised the Registration Statement in response to the Staff’s comments to include all of the disclosures required by Rule 4-08(i) of Regulation S-X with respect to the Company’s outstanding common stock warrants. Please see page 125 of the prospectus.

Underwriting, page 131

61. Please revise to indicate that the selling shareholders may be deemed underwriters.

Response: The Company advises the Staff that it does not yet know the identity of the selling stockholders. Although the Company will consider the requested disclosure when the selling stockholders are known, the Company does not believe that a selling stockholder is an underwriter solely because it is selling shares in the offering.

62. Please provide prospectus summary disclosure regarding the Goldman, Sachs & Co. conflict of interest, as discussed on page 134.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 5 and 139 of the prospectus.

Zipcar, Inc. Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-8

Goodwill and Acquired Intangible Assets

63. We note from the disclosure included in Note 2 that acquired intangible assets, consisting primarily of membership relationships and parking spaces in place, are being amortized over their estimated useful lives of up to five years based on the pattern in which the economic benefits of the intangible asset are consumed. Please tell us and revise Note 2 to explain the method being used to amortize each category of intangible assets to expense.

Response: The Company supplementally advises the Staff that the acquired intangible assets subject to amortization are being amortized based upon the pattern in which the economic benefits of the intangible assets are expected to be realized which are on a straight-line basis for parking spaces. Member relationships are amortized 33% in the first year, 27% in the second year, 20% in the third year, 13% in the fourth year and 7% in the fifth year primarily because the economic benefit derived from member relationships declines due to member attrition each year. The Company estimated the expected member attrition rate primarily based on historical attrition rates. Since reference is made to note 3 within note 2, the Company has revised note 3 to the consolidated financial statements to include this additional disclosure. Please see pages 44 through 46 of the prospectus.

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

July 19, 2010

Revenue Recognition, page F-13

64. Supplementary advise us and revise Note 2 to disclose how the Company accounts for amounts received from members for charges for returning cars late or in unclean condition. As part of your response, please also tell us the amounts of revenue received from such charges during each period presented in the Company’s consolidated financial statements.

Response: The Company supplementally advises the Staff that the Company records revenue for the late return fee at the time the fee is charged, which is at the end of the reservation period. The Company has revised note 2 to its consolidated financial statements to disclose the accounting for the fee charged for returning the vehicles late. Please see page F-13 of the prospectus. Revenue recorded from late fees is $2.1 million, $3.4 million, $3.4 million for the years ended December 31, 2007, 2008 and 2009, respectively. Revenue recorded from late fees is $0.7 million and $0.8 million for the three months ended March 31, 2009 and 2010, respectively.

The Company has not disclosed revenue from cleaning charges in the Registration Statement because such revenue is immaterial. The Company supplementally advises the Staff that revenue from cleaning charges is $4,000, $8,000 and $16,000 for the years ended December 31, 2007, 2008 and 2009, respectively. Revenue recorded from cleaning charges is $3,000 and $4,000 for the three months ended March 31, 2009 and 2010, respectively.

65. We note from the disclosure in Note 2 that direct and incremental costs associated with the membership application process are deferred and recognized as an expense over the average life of the member relationship which is currently estimated to be five years. Please tell us and expand the disclosure in Note 2 to explain the specific nature of the costs which have been deferred and explain where they have been recognized in the Company’s balance sheet. Also, supplementally advise us as to the amount of such costs that have been deferred during each period presented in the Company’s financial statements as well as the amount of such deferred costs at the end of each period. We may have further comment upon review of your response.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 59 and 60 and F-13 of the prospectus. The Company supplementally advises the Staff that the nature of costs that are associated with the membership application fees consist of the cost of a driving record check and the cost of providing membership cards. These deferred costs are recorded in the balance sheet in prepaid expenses and other current assets for the short-term portion and deposits and other noncurrent assets for the amounts

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

July 19, 2010

expected to be recognized after twelve months. The Company further advises the Staff that the costs which have been deferred were $0.9 million, $1.6 million and $1.8 million for the years ended December 31, 2007, 2008 and 2009, respectively. The costs which have been deferred were $0.3 million and $0.5 million for the three months ended March 31, 2009 and 2010, respectively. The total deferred costs were $2.5 million, $3.7 million and $3.8 million as of December 31, 2008 and 2009 and March 31 2010, respectively.

66. We note that the Company provides driving credits to existing members for various reasons including referring a new member and the costs related to such driving credits are accrued at the time of issuance of the driving credits. Please tell us and expand the disclosure in Note 2 to explain how the Company determines the cost of these driving credits and explain where they are recognized in the Company’s consolidated statements of operations.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 60 and F-13 of the prospectus. The Company supplementally advises the Staff that it determines the cost of the driving credits by applying a rate that represents the variable cost per hour to operate the Company’s vehicles to the estimated hours of driving a member is eligible for based on the credits. This amount is accrued at the end of each reporting period and recorded in the Fleet Operations line item in the Company’s consolidated statement of operations.

Note 3. Acquisition, Intangible Assets, Goodwill and Redeemable Non-controlling Interest, page F-15

67. We note from the disclosure included in Note 3 and from the statement of changes in stockholders equity that the Company issued 14,297,694 shares of Series F Preferred stock valued at $3.48 per share or $49,756 in the aggregate in connection with the acquisition of Flexcar. Since there is no trading market for the Company’s Series F Preferred shares, please tell us and expand the disclosure in Note 3 to explain in further detail how the Company valued the Series F preferred shares issued in this acquisition transaction. Also, as part of your response, please explain why the value assigned to the Series F Preferred shares of $3.48 per share is significantly higher than the fair value of the Company’s common shares issued during 2007 of $2.10 to $2.25 per share as discussed in the last paragraph on page 59.

Response: The Company supplementally advises the Staff that the series F redeemable convertible preferred stock issued in connection with the Flexcar acquisition was valued at $3.48 per share based on a valuation performed by the Company’s board of directors. In order to derive the value of the series F preferred stock, the Company first determined the fair value of the Company’s total shareholders’ equity using the discounted cash flow method. Certain key assumptions were utilized with the discounted cash flow method including the projected cash flows and a discount rate determined using the weighted average cost of capital. Additionally, the Company used the option pricing equity allocation method in accordance with guidance from the AICPA Practice Aid on Valuation of Privately-Held Company Equity Securities Issued as Compensation in order to determine the value of the Series F redeemable convertible preferred stock. The Company has revised the Registration Statement in response to the Staff’s comment to provide further detail regarding how the Company derived

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

July 19, 2010

value of the series F redeemable convertible preferred stock. Please see page F-15 of the prospectus. The value assigned to the series F redeemable convertible preferred stock of $3.48 per share is higher than the value assigned to the common stock as a result of additional rights associated with the series F redeemable convertible preferred stock, including the following:

•

Series F redeemable convertible preferred stock is entitled to receive a liquidation preference equal to $3.11 per share, plus any declared but unpaid dividends thereon, prior to any distribution to the holders of the common stock.

•	Series F redeemable convertible preferred stock is subject to anti-dilution adjustment in the event the Company makes certain dilutive equity issuances.

•

Holders of series F redeemable convertible preferred stock are entitled to a number of contractual rights, including the right to designate two members of the Company’s board of directors, registration rights, preemptive rights and certain rights of first refusal and co-sale.

68. Also, we note from the disclosures in Note 3 that the Company recognized a significant amount of goodwill in connection with this transaction. Please revise to disclose the primary reasons for the acquisition, including the factors that resulted in recognition of a significant amount of goodwill. Refer to the disclosure requirements outlined in paragraph 51b of SFAS No. 141.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page F-16 of the prospectus.

Note 8-Long-Term Debt, page F-25

69. Please revise to explain how the “effective interest rate” for each of your long- term debt obligations was determined. As part of your revised disclosures, please clarify whether the interest rate associated with each obligation is fixed or variable in nature. Also, please revise to disclose the amount outstanding under each of your debt obligations as of each balance sheet date presented. In addition, please reconcile the amount of long-term debt and capital lease obligations disclosed in your balance sheet as of each period presented with the amounts of debt and capital leases disclosed in Notes 8 and 9.

Response: In response to the Staff’s comments, the Company has revised its “effective interest rate” disclosure to include that the effective interest rate is calculated based on cash interest at a fixed rate and warrants issued in connection with the borrowing. The Company has also included additional disclosure to

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

July 19, 2010

enable the reconciliation of the debt and capital lease obligations to the balance sheet amounts and stating the balances outstanding. Please see page F-25 of the prospectus.

Note 9. Commitments and Contingencies Leases

70. We note the disclosure included in Note 9 indicating that as of September 30, 2009, January 31, 2010 and February 2010 the Company did not meet its working capital requirements with one of its lessors but that the Company subsequently obtain waivers of the violation from the lessor. Please revise to disclose the amount of the obligation to which the violation related and the period for which the related waiver was obtained. Refer to the disclosure requirements outlined in Rule 4-08(c) of Regulation S-X.

Response: The Company supplementally advises the Staff that the Company has cured the breach of the covenant as of the latest balance sheet date. The amount of the debt and the waiver period has now been disclosed as required under Rule 4-08(c) and the Company has revised the Registration Statement to disclose the debt outstanding as of March 31, 2010. Please see page F-27 of the prospectus.

Litigation

71. We note your disclosure that in October 2009, a former member filed a putative class action complaint against the Company in the United States District Court for the District of Massachusetts seeking, among other things, a certification of a class of plaintiffs, a judgment that certain fees charged by Zipcar to its members are void, unenforceable and/or unconscionable, an injunctive order against the alleged infringing activities and an award for damages. The Company has challenged the allegations and on December 8, 2009, the Company filed a motion to dismiss the complaint. You also indicate that while the Company believes that it has substantial and meritorious arguments for the dismissal of the complaint and intend to vigorously defend its position, neither the outcome of this litigation nor the amount and range of potential damages or exposure associated with the litigation can be assessed. We are unclear as to why a range, or minimum amount of potential damages cannot be estimated as the fees the plaintiffs are seeking presumably would be known by the Company. Supplementally advise us as to why you are unable to estimate the range of loss which may be sustained in connection with this litigation. We may have further comment upon reviewing your response.

Response: The Company has revised the disclosure on pages 20, 95 and F-28 to note that the class action complaint was dismissed in its entirety, without prejudice, in June 2010. The Company submits that based upon this dismissal, any additional disclosure is unwarranted.

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

July 19, 2010

Note 12. Equity Investment

72. We note the disclosure in Note 12 indicating that the Company made an equity investment of approximately $291 in a private company in December of 2009 for a minority ownership stake. Please revise to disclose the name of the investment in which the Company acquired a minority interest and the percentage ownership interest received in exchange for the $291 investment.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page F-30 of the prospectus.

Other

73. We note that based on your dividend policy and respective risk factor, you do not intend to pay dividends. Please note that if the Company is subject to restrictions on the payment of dividends under its financing arrangements, the nature and terms of the restrictions should be disclosed in the notes to the Company’s financial statements in accordance with the requirements of Rule 4-08(e)(1) of Regulation S-X. Please revise the notes to the Company’s financial statements to disclose the nature and terms of any such restrictions on the Company’s ability to pay dividends.

Response: The Company has revised the Registration Statement in response to the Staff’s comment. Please see page F-26 of the prospectus.

74. The financial statements should be updated, as necessary, to comply with Rule 3- 12 of Regulation S-X at the effective date of the registration statement.

Response: The Company acknowledges the Staff’s comment.

75. Please provide currently dated consents from the independent public accountants in any future amendments.

Response: The Company acknowledges the Staff’s comment.

Exhibits

76. We note on page 16 and elsewhere that you depend on third party service providers such as “a limited number of data center facilities,” “a U.S.-based third- party support service; provider to handle most of our routine member support calls,” and “a third party to provide gas credit cards in our vehicles for use by our members.” Please tell us whether you have agreements with these providers and please file all material agreements as exhibits to your next amendment.

John Dana Brown, Division of Corporation Finance

Securities and Exchange Commission

July 19, 2010

Response: The Company respectfully submits that while it does have agreements with data center facility providers, a call center provider and a provider of gas cards, none of these agreements is material and, therefore, is not required to be filed as exhibits to the Registration Statement. In particular, the Company notes that there are several providers for any of these services and another provider could readily be contracted with in an acceptable period of time such that the Company’s business would not be harmed.

If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or John Chory of this firm at (781) 966-2001.

Sincerely,

/s/ Susan L. Mazur

SLM:ml

cc:	Scott W. Griffith, Chief Executive Officer, Zipcar, Inc.

Maria D. Stahl, General Counsel, Zipcar, Inc.